FOR IMMEDIATE RELEASE

ENTERRA ENERGY TRUST ANNOUNCES INCREASE IN OCTOBER 2005 DISTRIBUTION TO $US 0.17

Calgary, Alberta – September 16, 2005 – Enterra Energy Trust (TSX: ENT.UN, NASDAQ: EENC) today announces that a cash distribution of US$0.17 per trust unit will be paid on October 17, 2005 in respect of the September 2005 production.  The distribution will be paid in $US funds to unitholders of record at the close of business September 30, 2005.  The ex-distribution date is September 28, 2005.

This is the seventh increase in the monthly cash distribution since January 2004, when Enterra began paying cash distributions representing a 70% increase in monthly cash distributions.  “With the accretive acquisition of High Point Resources now completed and the success to date of the development program, it is anticipated that distributions as percent of cash flow will be approximately 80% in the fourth quarter,” stated John Kalman, CFO of Enterra.

Effective for distributions paid in 2005, the Canadian non-resident withholding tax will be applied to the entire distribution, to comply with recent proposed tax regulation changes.

For U.S. residents: Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements.  No portion of distributions from Enterra made during 2005 includes a return of capital portion.  For Enterra trust units held in a qualified retirement plan, U.S. residents may apply to the Canada Customs and Revenue Agency (CCRA) for a refund of any overwithheld Canadian withholding tax no later than two years after the calendar year in which the distributions were paid. U.S. investors can file CCRA Form NR7-R “Application for Refund of Non-Resident Tax” which is obtained by contacting the International Tax Services Office of the CCRA at 1-800-267-3395 or online at www.ccra.gc.ca.

FOR FURTHER INFORMATION PLEASE CONTACT:

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution which is currently US$0.17.

Additional information can be obtained at the Company’s website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Company contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman, 212/836-9609

John Kalman, CFO

Andreas Marathovouniotis 212/836-9611

E. Keith Conrad, President and CEO

www.theequitygroup.com

403/263-0262

www.enterraenergy.com